SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the supplement to the proxy statement for the annual general meeting of Optibase Ltd. scheduled to be held on October 8, 2009.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (Form S-8 File No. 333-10840; Form S-8 File No. 333-12814; Form S-8 File No. 333-13186; Form S-8 File No. 333-91650; Form S-8 File No. 333-122128; S-8 File No. 333-137644; Form S-8 File No. 333-139688; Form S-8 File No. 333-148774;)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: September 9, 2009

NOTICE TO THE SHAREHOLDERS OF OPTIBASE LTD.

September 9, 2009

        The Proxy Statement for the Annual General Meeting of Shareholders to be held on October 8, 2009 is hereby amended to provide that Proposal No. 5, regarding the approval of the registration for resale under the Securities Act of 1933, as amended, will relate to 7,285,934 ordinary shares, NIS 0.13 par value each, of Optibase Ltd. (instead of 4,069,447 ordinary shares), which constitute all of the ordinary shares of Optibase Ltd. held, as of the date of the proxy statement, by Mr. Wyler (including shares underlying outstanding options held by Mr. Wyler).